EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

For the five years ended December 31, 2011 and six months ended June 30, 2012, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	As of or for the Fiscal Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2012

Earnings:
Income before taxes	$216,824	$163,943	$168,019	$247,547	$319,587	$173,496
Add:
Fixed charges	170,407	197,070	180,293	313,161	268,940	128,937
Amortization of capitalized interest	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	—
Noncontrolling interest in pretax income of subsidiaries	—	—	—	—	—	—
Earnings	$387,231	$361,013	$348,312	$560,708	$588,527	$302,433

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	170,121	196,728	180,132	313,032	268,834	$128,890
Interest capitalized	—	—	—	—	—	—
Estimate of the interest component of rental expense	286	342	161	129	106	47
Fixed charges	$170,407	$197,070	$180,293	$313,161	$268,940	$128,937

Ratio of earnings to fixed charges	2.27	1.83	1.93	1.79	2.19	2.35